Filed by Technology Solutions Company (Commission file No.: 0-19433) pursuant to rule 425 under the Securities Act of 1933.
File number for the related registration statement: 333-119773.
Subject company: Zamba Corporation (Commission File No.: 0-22718).

IMPORTANT REMINDER

December 8, 2004

Dear Stockholder:

     We have previously mailed to you proxy materials relating to the Special Meeting of Stockholders of Zamba Corporation to be held on Wednesday, December 29, 2004. Your vote is important no matter how many shares you hold.

     According to our latest records, we have not received your voting instructions for this important meeting. Please vote today to avoid unnecessary solicitation costs to the Company.

     You may use one of the following simple methods for promptly providing your voting instructions:

1.	Vote by Telephone. Call the toll-free number listed for this purpose on your voting instruction form. Have your 12-digit control number listed on the form ready and follow the simple instructions.

2.	Vote by Internet. Go to the website www.proxyvote.com listed on your voting instruction form. Have your 12-digit control number listed on the form ready and follow the simple instructions.

3.	Vote by Mail. Sign, date and return your voting instruction form in the postage-paid return envelope provided.

     For the reasons set forth in the Proxy Statement, dated November 19, 2004, your Board of Directors recommends that you vote “FOR” the Agreement and Plan of Merger.

     We urge you to read the proxy materials and accompanying documents, which contain important information. The proxy materials and accompanying documents are also available free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by Technology Solutions Company and Zamba Corporation are available free of charge from those companies at their respective addresses shown in the proxy materials.

     Thank you for your cooperation and continued support.

Sincerely,

Michael Carrel
President & Chief Executive Officer